18005177

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., 8th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

President, Treasurer & FinOp

Title

[signature]

Notary Public

DEBRA A BOSTIC
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance of TWG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2017, the related statement of loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of

EY

Building a better working world

the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

February 28, 2018

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	72,713
Income tax receivable		14,191
Deferred tax asset		10,382
Prepaid expenses		22,709
Total assets	$	119,995
Liabilities and stockholder's equity		
Liabilities:		
Accrued liabilities — Audit fees	$	33,000
Accrued liabilities — Other		1,800
Accrued liabilities — Affiliate		772
Total liabilities		35,572
Stockholder's equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		82,315
Retained earnings		2,107
Total stockholder's equity		84,423
Total liabilities and stockholder's equity	$	119,995

See accompanying notes.

TWG Securities, Inc.

Statement of Loss

Year Ended December 31, 2017

Revenues	
Consulting fees	$ 162,000
Total revenues	162,000
Expenses	
Rent	56,076
Audit fees	33,000
Licensing and registration	27,796
Legal fees	25,782
Salaries	17,280
General and administrative	11,897
Total expenses	171,831
Loss before income tax benefit	(9,831)
Income tax benefit	(2,639)
Net loss	$ (7,192)

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2017	$ 1	$ 82,315	$ 9,299	$ 91,615
Net loss	–	–	(7,192)	(7,192)
Balance at December 31, 2017	$ 1	$ 82,315	$ 2,107	$ 84,423

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities	
Net loss	$ (7,192)
Adjustments to reconcile net loss to net cash used by operations:	
Deferred tax asset	8,341
Changes in operating assets and liabilities:	
Prepaid expenses	1,719
Income tax receivable	(15,777)
Accrued liabilities	643
Net cash used by operating activities	(12,266)
Net decrease in cash and cash equivalents	(12,266)
Cash and cash equivalents at beginning of year	84,979
Cash and cash equivalents at end of year	$ 72,713

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2017

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. On January 4, 2016, TWG Holdings, Inc., a wholly owned subsidiary of The Warranty Group. Inc. (TWG), acquired 100% of the shares of the Company from the predecessor owners for the book value of $82,316. All assets and liabilities acquired approximate fair value. No intangibles were created as a result of the acquisition.

The Company serves as a brokerage agent for TWG and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2017, the Company conducted 85 securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Income Taxes

The Company is included in the consolidated federal income tax return of the U.S. consolidated tax group of TWG. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of tax law. All income taxes are settled in cash pursuant to a written tax sharing agreement. The Company classifies all penalties and interest related to all tax matters in income tax expense.

2. Significant Accounting Policies (continued)

Revenue Recognition

All consulting fees are received from TWG pursuant to a consulting fee agreement and recognized on a pro-rata basis (see Note 5).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Accounting Pronouncements not Adopted

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* which requires companies to recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of this standard from the first quarter of 2017 to the first quarter of 2018. Early adoption is permitted as of the original effective date. The new guidance allows adoption using either the retrospective method or the cumulative effect transition method. The Company does not expect any material adjustments on its financial statements and related disclosures from the new guidance.

3. Income Taxes

The Company files as a member of U.S. consolidated tax group. The method of allocation between the companies is subject to a written agreement approved by the board of directors. The consolidated tax liability is generally allocated among the members of the group as if each member filed its own tax return. Benefits are booked as if a taxable loss can be used by the group. Amounts due to or from members of the consolidated group are reflected in the current tax payable. The Company files various state tax returns.

3. Income Taxes (continued)

The income tax expense consists of the following for the year ended December 31, 2017:

Federal – current	$ (12,029)
State – current	1,049
Federal – deferred	10,554
State – deferred	(2,213)
Total income tax benefit	$ (2,639)

A reconciliation of the income tax benefit based on the U.S. statutory corporate tax rate to the provision reported for the year ended December 31, 2017, is as follows:

Statutory tax rate	35.00%
State income taxes, net of federal benefit	19.70
Federal rate change	(24.66)
Prior year	(3.21)
Effective tax rate	26.83%

Significant components of the Company's deferred tax assets and liabilities at December 31, 2017 are as follows:

Net operating loss carryforwards	$ 15,142
Prepaid expenses	(4,760)
Net deferred tax asset	$ 10,382

At December 31, 2017, the Company had federal net operating loss carryforwards of $37,083 that will expire in 2034 and Illinois operating loss carryforwards of $97,988 that will expire at various dates from 2026 to 2027.

The Company did not record a valuation allowance on its deferred tax assets.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2017. Any such amount would be recorded by the Company in its provision for income taxes.

3. Income Taxes (continued)

The Company is currently not under examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal examinations or state examinations before 2014.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (The Act). The Act introduces tax reform that reduces the corporate federal income tax rate from 35% to 21%, among other changes. The corporate rate reduction is effective January 1, 2018. The Company was required to remeasure its net deferred tax asset as of the December 22, 2017 enactment date. The company recorded $2,424 of deferred tax expense as a result of the re-measurement.

SEC Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (which we refer to as SAB 118) describes three scenarios associated with a company's status of accounting for income tax reform. Under the SAB 118 guidance, we have determined that while our accounting for the following elements are incomplete, we are able to make reasonable estimates for certain effects of tax reform. In our 2017 financial statements, we have recognized provisional amounts for our deferred income taxes based on reasonable estimates. However, as of the date of this report, we are continuing to evaluate the accounting impactions of the Tax Act as we continue to assemble and analyze all the information required to prepare and analyze these effects and await additional guidance from the U.S. Treasury Department, Internal Revenue Service or other standard-setting bodies. We continue to assess information relating to these amounts. Additionally, we continue to analyze other information and regulatory guidance and accordingly we may record additional provisional amounts or adjustments to provisional amounts in future periods.

4. Net Capital Requirements

The Company, is subject to the uniform net capital requirement pursuant to SEC Rule 15c3-1 (the Rule). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2017, the Company had net capital of $37,141, which was $32,141 in excess of its required net capital of $5,000. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 95.8%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2017, the Company received and earned $162,000 in consulting fees under the management services agreement.

Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and payroll tax related expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2017, the Company was allocated $17,280 for these expenses, which is recorded as Salaries on the Statement of Loss.

Under the terms of the intercompany agreement, the Company pays TWG a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year totaled $56,076 and is recorded as Rent on the Statement of Loss.

The Company records the expense each month as incurred. Expenses associated with rent are allocated based on the square footage utilized for office space, and the remainder is then allocated based on estimated usage of utilities, information and technology, and other office expenses. The allocation is evaluated periodically and adjusted as needed.

At December 31, 2017, the amount payable to TWG was $772 and recorded as Accrued Liability – Affiliate in the accompanying Statement of Financial Condition. The amount will be settled in the first quarter of 2018 with an intercompany payment.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 28, 2018. There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2017

Computation of net capital:	
Stockholder's equity and total capital	$ 84,423
Less nonallowable assets:	
Prepaid expenses	22,709
Income tax receivable	14,191
Deferred tax asset	10,382
Net capital	37,141
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 32,141
Aggregate indebtedness:	
Accrued liabilities — Audit fees	33,000
Accrued liabilities — Other	1,800
Accrued liabilities — Affiliate	772
Total aggregate indebtedness	$ 35,572
Percentage of aggregate indebtedness to net capital	95.8%

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2017 submitted on February 27, 2018 with a reconciliation between the originally filed FOCUS Part IIa and the amended version.

TWG Securities, Inc.

Schedule II - Computation for
Determination of Reserve Requirements per SEC Rule 17a5(d)

December 31, 2017

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

TWG Securities, Inc.

Schedule III - Information Relating to
Possession or Control of Securities per SEC Rule 17a-5(d)

December 31, 2017

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

Those Charged with Governance of TWG Securities, Inc.

We have reviewed management's statements, included in the accompanying TWG Securities, Inc. Exemption Report, in which (1) TWG Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of Those Charged with Governance, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018